Arcadia Biosciences, Inc.

202 Cousteau Place, Suite 200

Davis, CA 95618

December 18, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:Ada D. Sarmento

Re: Arcadia Biosciences, Inc.

Registration Statement on Form S-1 (No. 333-235446)

Request for Acceleration

Dear Ms. Sarmento:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arcadia Biosciences, Inc. hereby requests that the effective date of its Registration Statement on Form S-1 (File No. 333-235446) be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Friday, December 20, 2019, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Mike De Angelis of Weintraub Tobin, at (916) 558-6164.

Very truly yours,

Arcadia Biosciences, Inc.

By: /s/ Pam Haley

Pam Haley

Chief Financial Officer